UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Commission File Number: 000-53508

HELIX BIOPHARMA CORP.
(Exact name of registrant as specified in its charter)

305 INDUSTRIAL PARKWAY SOUTH, #3, AURORA, ONTARIO, CANADA, L4G 6X7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

EXPLANATORY NOTE

Attached are the following exhibits:

99.1	FK Partner Sp. z o.o Due Diligence Report

99.2	Helix BioPharma Corp. Actions Taken in Response to FK Partner Due Diligence Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HELIX BIOPHARMA CORP.
(Registrant)

Date: June 25, 2012	By:	/s/ Photios (Frank) Michalargias
Name: Photios (Frank) Michalargias
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	FK Partner Sp. z o.o Due Diligence Report

99.2	Helix BioPharma Corp. Actions Taken in Response to FK Partner Due Diligence Report